Exhibit 99.1

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

NEWS RELEASE	FOR IMMEDIATE RELEASE

ADJOURNMENT OF SPECIAL MEETING

VANCOUVER, British Columbia, Canada /December 10, 2009/ -- Arris Resources Inc. ("Arris" or the “Company”) announces that the Special Meeting of Shareholders held on December 8, 2009, where Arris shareholders approved the Arrangement Resolutions, was adjourned to January 5, 2010 (the “Adjourned Meeting”) in order to provide adequate time for the dissemination of supplemental material to the shareholders of Arris.

The Meeting was adjourned to permit the Company to place before the shareholders a special resolution (the "Resolution") approving an amendment to the authorized share capital of the Company to provide for the creation of an unlimited number of Class “B” preferred shares without par value, issuable in series. (the “Amendment”). The Amendment is subject to receiving the approval of two-thirds of the Arris shareholders who vote on the Resolution at the Adjourned Meeting.

The board of directors of the Company believes that amending the Company’s authorized share capital will permit the Company to respond quickly to other financing and acquisition opportunities.

The Supplement will be mailed to the shareholders of the Company and will provide shareholders with information regarding the Resolution to amend the authorized share capital. A supplemental proxy (the "Supplemental Proxy", together with the Supplement, the "Supplemental Meeting Materials") will accompany the Supplement and will include the Resolution as an item of business for shareholders at the Adjourned Meeting. Only shareholders of record as at November 6, 2009 will be entitled to vote at the Adjourned Meeting and will receive the Supplemental Meeting Materials. The Supplemental Meeting Materials will be in addition to the previously disseminated Meeting Materials dated November 5, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda President

“Neither Canadian National Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CNSX) accepts responsibility for the adequacy or accuracy of this release."